ACKNOWLEDGEMENT OF PRINCIPAL EXECUTIVE OFFICER
AND PRINCIPAL FINANCIAL OFFICER

In connection with the accompanying response letter to the Commission’s letter to Ohr Pharmaceutical, Inc. (the “Company”) with comments on its Form S-3, filed January 17, 2014, and Form 10-K for Fiscal Year ended September 30, 2013 (collectively, the “Filings”), dated January 24, 2014 (the “Response Letter”), the undersigned, Irach Taraparewala, Chief Executive Officer, and Sam Backenroth, Chief Financial Officer of Ohr Pharmaceutical, Inc. hereby acknowledges on behalf of the Company that:

(1)               The Company is fully responsible for the adequacy and accuracy of the disclosure in the Filings;

(2)               Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

(3)               The Company may not assert staff comments in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: January 29, 2014

/s/ Irach Taraporewala
	Name:	Irach Taraporewala
	Title:	Chief Executive Officer
(Principal Executive Officer)

/s/ Sam Backenroth
Name:	Sam Backenroth
Title:	Principal Financial Officer, Principal Accounting Officer and Controller